February 21, 2006

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division The Manitoba Securities Commission Office of the Administrator of the Securities Act, New Brunswick Ontario Securities Commission British Columbia Securities Commission Registrar of Securities, Prince Edward Island Commission des valeurs Mobilieres du Quebec Government of the Northwest Territories Government of Yukon Government of Nunavut The Toronto Stock Exchange

Securities Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

Dear Sirs:

RE: SUN LIFE FINANCIAL INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 10, 2006
RECORD DATE FOR NOTICE:	March 21, 2006
RECORD DATE FOR VOTING:	March 21, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 21, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,
CIBC MELLON TRUST COMPANY

Michael Lee
Associate Manager, Insurance Company Services
Direct Dial: (416) 643-6176

cc: CDS & Co.
Philippine Central Depository
Depository Trust Company

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CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks